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March 31, 1998



Gary B. Sabin
14540 Wild Horse Creek
Poway, CA 02181

Dear Mr. Sabin:

     This letter will service to confirm that BankBoston, N.A. (the "Bank") holds available for Gary B. Sabin a $3,000,000 secured line of credit to extend through March 31, 1999. All borrowings under this line will be payable on demand. This line shall be available for personal uses.

At your option borrowing will be priced at the rates we quote you as:

our Base Rate, OR

our 1, 3, 6, or 12-month reserve-adjusted Eurodollar Rate plus 2.00%,

the Eurodollar Rate being determined by the Bank at 10:00 a.m. Boston time on the day (which shall be a business day) two business days prior to the date of the requested borrowing. Requests for borrowings at these pricing options must be received by 11:00 a.m. Boston time on the date of the requested borrowing in the case of Base Rate Loans, and at least 2 days before the time for determining the relevant rate in the case of Eurodollar Rate Loans. Eurodollar Rate Loans may be requested for interest periods of one, two, or three months; and no loan shall have an interest period that extends beyond the expiration of this line of credit. All loans will be made by crediting the proceeds thereof to your deposit account maintained at the Bank.

All Eurodollar Rates will be adjusted for reservices, if any. Borrowings under the Eurodollar pricing option must be in minimum amounts of $100,000 or greater multiples of $100,000. If any Eurodollar Rate Loans are paid on a date other than the last day of the applicable interest period (whether by reason of voluntary prepayment, acceleration or otherwise), you shall compensate us for any funding losses and other costs (including lost profits) incurred as a result of such prepayment. Our willingness to offer Eurodollar Rates is subject to the availability of funding sources and the continued legality of our offering such pricing options. You agree to reimburse us for any increased costs (taxes, regulatory reserves or assessments, etc.) incurred by us in connection with borrowings at such pricing options.

All borrowings shall be evidenced by, and all principal and interest shall be payable in accordance with the terms of, a promissory note in the form attached hereto. You authorize us to record each borrowing and the corresponding information on the schedule forming a part of such promissory note, and this schedule, together with our corresponding records of debit and credit, shall constitute the official record of all borrowings under this facility. You agree that this record shall be prima facie evidence of the amounts of the borrowings under this facility.

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The availability of loans under this facility is subject to our usual condition that we continue to be satisfied with your affairs and to any substantive changes in governmental regulations or monetary policies.

If the foregoing satisfactorily sets forth the terms and conditions of this line of credit, please execute and return the enclosed copy of this letter and the attached promissory note. We are pleased to provide this line and look forward to the ongoing development of our relationship.

Sincerely,


/s/ Richard J. Marks
Richard J. Marks
Director, Private Bank Lending


Accepted:



By:  /s/ Gary B. Sabin
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     Gary B. Sabin


Date: March 26, 1998


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